UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission file number: 001-42466

3 E NETWORK TECHNOLOGY GROUP LIMITED

(Exact name of registrant as specified in its charter)

No.118 Connaught Road West, 3003-2

Hong Kong, China, 999077

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

3 E Network Technology Group Limited Has Regained Compliance with Nasdaq Minimum Bid Price Requirement

On April 6, 2026, 3 E Network Technology Group Limited (the “Company”) received a formal notification from the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share (the “Nasdaq Minimum Bid Price Requirement”).

As previously disclosed, the Company was notified by Nasdaq on September 25, 2025 that the Company was not in compliance with the Nasdaq Minimum Bid Price Requirement because the closing bid price of its Class A ordinary shares was below $1.00 per share for 30 consecutive business days. The Company had been granted a 180-day extension until March 24, 2026 to regain compliance with the Nasdaq Minimum Bid Price Requirement.

On March 27, 2026, the Company received a written notification from the Staff of Nasdaq, indicating that the Company failed to regain compliance within the 180-calendar-day compliance period, and as a result, the Staff determined to delist the Company’s securities from the Nasdaq Capital Market, unless the Company requests an appeal of the Staff’s determination to a hearings panel.

Subsequently, Nasdaq has now determined that for the last ten consecutive business days, from March 16, 2026 to April 2, 2026, the closing bid price of the Company’s Class A ordinary shares was at or above $1.00 per share, and accordingly, the Company has regained compliance with Listing Rule 5550(a)(2). In light of regaining compliance, the Company no longer intends to pursue the previously contemplated appeal of the Staff’s delisting determination.

EXHIBITS

Exhibit No.	Description
99.1	Press Release

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3 E Network Technology Group Limited

By:	/s/ Tingjun Yang
Name:	Tingjun Yang
Title:	Chief Executive Officer, Director

Date: April 8, 2026

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